SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 - No Fee Required

For the Fiscal Year Ended: December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
OF THE
SECURITIES EXCHANGE ACT OF 1934 - No Fee Required
For the transition period from _____to_____

Commission File Number: 0-13888

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN
____________________________________________________
(Full title of Plan)

CHEMUNG FINANCIAL CORPORATION
_____________________________________
(Name of issuer of the securities held pursuant to the plan)

One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14902
(607) 737-3711
______________________________________________
(Address of principal executive offices)

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

ELMIRA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2009 AND 2008

CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes
at End of Year - December 31, 2009	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension and Profit Sharing Committee
Chemung Canal Trust Company
Profit Sharing, Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 , and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Elmira, New York
June 24, 2010                                                              -3-

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2009	2008

ASSETS
Investments, at fair value:
Chemung Financial Corporation common stock	$ 3,903,774	$ 3,492,480

Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	466,506	471,579
Core Bond Fund	1,375,113	1,230,175
Core Growth Fund	1,588,108	1,219,635
Growth and Income Fund	1,056,461	925,904

Mutual funds:
AIM Small Cap Growth Fund	485,875	319,837
Artisan International Fund	699,170	333,982
Dodge & Cox International Stock Fund	656,260	455,814
Dodge & Cox Stock Fund	3,727,205	2,679,279
Federated Automated Cash Management	886,578	666,839
Federated Prime Obligations Fund	74,350	106,756
Federated Stock Trust Fund	394,836	176,375
Loomis Sayles Bond Fund	1,436,888	710,817
Nicholas Applegate International Growth Opportunities Fund	1,073,856	725,054
Vanguard Index Trust 500 Fund	1,011,383	638,634
Westport Select Cap Fund	731,681	543,417

TOTAL INVESTMENTS	19,568,044	14,696,577

Cash and cash equivalents	-	4,419
Accrued income receivable	45,934	165
Employer contribution receivable	317,498	288,486

NET ASSETS AVAILABLE
FOR BENEFITS	$19,931,476	$14,989,647

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year ended December 31,

	2009	2008

ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$399,164	$668,125
Net appreciation (depreciation) in fair value of investments	3,296,353	(7,485,622)

	3,695,517	(6,817,497)

Contributions:
Employer	317,498	288,486
Participant	1,079,421	1,032,759
Rollover	328,479	263,394

	1,725,398	1,584,639

TOTAL NET ADDITIONS	5,420,915	(5,232,858)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	479,086	1,523,129

TOTAL DEDUCTIONS	479,086	1,523,129

NET INCREASE (DECREASE)	4,941,829	(6,755,987)

Net assets available for benefits
at beginning of year	14,989,647	21,745,634

NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$ 19,931,476	$14,989,647

The accompanying notes are an integral part of the financial statements.

NOTE A: DESCRIPTION OF PLAN

The following description of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan which was restated in 1985 to incorporate 401(k) savings and investment provisions. Under the restated plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained. Withdrawal privileges continue on these assets with certain limitations on frequency and amount. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility
Participants are immediately eligible to make voluntary contributions. A participant is eligible for discretionary employer contributions after attainment of age 21 and completion of one year of eligibility service.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives. Contributions are subject to certain Internal Revenue Service limitations in each year.

The Plan sponsor may match a percentage of the voluntary contributions made by an eligible participant. Traditionally, this discretionary match has been 50% up to the eligible participant's first 6% of the participant's compensation, as defined. Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed. Subsequent to January 1, 2001, these matching contributions are completely participant-directed. Subsequent to January 1, 2004, employer matching contributions are discretionary and contributed annually as directed by the Board of Directors.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors. Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these contributions were participant-directed. Subsequent to July 1, 2002, these contributions are completely participant-directed. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Payment of benefits
Upon termination of service, the participant's account is either maintained in the Plan, transferred to an individual retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Trustee holds the Plan's investments and executes transactions therein. The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Following is a description of the valuation methodologies used for assets measured at fair value:

Chemung Financial Corporation common stock
Chemung Financial Corporation's common stock is inactively traded on the Over-The-Counter market. A trust investment committee values the common stock based on a review of trading activity for the most recent quarter.

Common trust funds
Common trust funds represent investments with designated investment managers within the trust division. Units held in common trusts are valued at the unit value as reported by the investment managers. While the underlying assets are actively traded, the funds are not.

Mutual funds
Mutual funds represent investments with various investment managers. The fair value of these investments are determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value.

Cash and short-term investments
Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates their fair value.

Money market funds
Money market mutual funds are valued using the amortized cost or penny rounding method as permitted by Rule 2a-7 under the Investment Company Act of 1940, which approximates their fair value.

Purchases and sales of securities are recorded on a trade date basis. The net appreciation (depreciation) in fair value of investments consists of realized gains or losses and the unrealized appreciation or depreciation on those investments. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned on the accrual basis.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

Subsequent events
The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

NOTE C: FAIR VALUE MEASUREMENTS

FASB ASC 820-10 (formerly FASB Statement No. 157, Fair Value Measurements) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 Measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10 are described as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets of liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

-  Quoted prices for similar assets or liabilities in active markets;
-  Quoted prices for identical or similar assets or liabilities in inactive markets;
-  Inputs other than quoted prices that are observable for the asset or liability;
-  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

         If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE C: FAIR VALUE MEASUREMENTS, Cont'd

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following disclosures are required by FASB ASC 820-10-55 and FASB ASU 2009-12, "Investment in Certain Entities That Calculate Net Asset Value Per Share":

The fair values of these funds have been estimated using the net asset value per share of the underlying investments. There are no unfunded commitments for the common trust funds as of December 31, 2009. There is no waiting period or other restrictions on redemptions from the common trust funds. The following are descriptions of the common trust funds:

Short-Term Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations. The fund's target duration is two years with bond maturity ranges between one and five years.

Core Bond Fund
This fund invests primarily in fixed income securities of the U.S. Government, U.S. Government Agencies, and high quality corporate debt obligations. The fund's target duration is five years with bond maturity ranges between two and fifteen years. Management of the fund seeks income and preservation of principal.

Core Growth Fund
This fund invests primarily in large-cap domestic companies. These companies are selected based on leadership positions in their respective industries and because they have shown the ability to grow both revenue and earnings over an extended period. The fund will be fully invested in equities in most market conditions. Management of the fund seeks primarily growth of principal. Income is not a consideration in selecting investments for this fund.

Growth and Income Fund
This fund invests in stocks and bonds. All stocks pay a dividend. The fund is intended to do well in bear markets and to grow principal modestly in bull markets. The stock and bond mix will change on the macro-economic conditions. Management of the fund seeks a dual objective of growth of principal and income.

NOTE C: FAIR VALUE MEASUREMENTS, Cont'd

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value, as of December 31, 2009 and 2008:
	Level 1	Level 2	Level 3	Total

December 31, 2009
Mutual funds	$11,178,082	$ -	$ -	$11,178,082
Chemung Canal Trust Company
common trust funds	-	4,486,188	-	4,486,188
Chemung Financial Corporation
common stock	-	3,903,774	-	3,903,774

	$11,178,082	$8,389,962	$-	$ 19,568,044

December 31, 2008
Mutual funds	$7,356,804	$-	$ -	$7,356,804
Chemung Canal Trust Company
common trust funds	-	3,847,293	-	3,847,293
Chemung Financial Corporation
common stock	-	3,492,480	-	3,492,480

	$7,356,804	$7,339,773	$-	$14,696,577

NOTE D: INVESTMENTS

The following presents the fair value of investments and the net appreciation (depreciation) in fair value. Investments that represent 5% or more of the Plan's net assets are separately identified:
	December 31, 2009		December 31, 2008

	Net		Net
	appreciation		(depreciation)
	in fair value		in fair value
	during	Fair value	during	Fair value
	the year	at end of year	the year	at end of year

Chemung Financial Corporation
common stock	$168,331	$3,903,774	$(1,143,323)	$3,492,480
Chemung Canal Trust Company
common trust funds:
Short-Term Bond Fund	38,668	466,506	(27,847)	471,579
Core Bond Fund	120,563	1,375,113	(29,213)	1,230,175
Core Growth Fund	466,132	1,588,108	(783,567)	1,219,635
Growth and Income Fund	218,551	1,056,461	(393,405)	925,904
Mutual funds:
Dodge & Cox Stock Fund	830,809	3,727,205	(2,302,852)	2,679,279
Loomis Sayles Bond Fund	255,573	1,436,888	(237,084)	710,817
Nicholas Applegate Intern'l Growth Fund	356,246	1,073,856	(833,343)	725,054
Vanguard Index Trust 500 Fund	179,713	1,011,383	(392,947)	638,633
Other	661,767	3,928,750	(1,342,041)	2,603,021

	$3,296,353	$19,568,044	$(7,485,622)	$14,696,577

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

Chemung Canal Trust Company (the Bank), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as trustee for the Plan's assets. In addition, the Plan invests in common trust funds managed by the Bank (representing approximately 23% and 26% of net assets at December 31, 2009 and 2008, respectively) and Chemung Financial Corporation common stock (representing approximately 20% and 23% of net assets at December 31, 2009 and 2008, respectively).

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 - SCHEDULE H - PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2009
(a)	(b)	(c)	(e)
		Description of investment
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	value

*	Chemung Financial Corporation	183,707 shares of common stock	$3,903,774

*	Chemung Canal Trust Company
	common trust funds:
	Short-Term Bond Fund	38,002 units	466,506
	Core Bond Fund	103,089 units	1,375,113
	Core Growth Fund	93,565 units	1,588,108
	Growth and Income Fund	52,244 units	1,056,461

	Mutual funds:
	AIM Small Cap Growth Fund	21,461 units	485,875
	Artisan International Fund	33,842 units	699,170
	Dodge & Cox International Stock Fund	20,605 units	656,260
	Dodge & Cox Stock Fund	38,769 units	3,727,205
	Federated Automated Cash Management	886,578 units	886,578
	Federated Prime Obligations Fund	74,350 units	74,350
	Federated Stock Trust Fund	19,242 units	394,836
	Loomis Sayles Bond Fund	107,713 units	1,436,888
	Nicholas Applegate International
	Growth Opportunities Fund	41,018 units	1,073,856
	Vanguard Index Trust 500 Fund	9,851 units	1,011,383
	Westport Select Cap Fund	36,639 units	731,681

		TOTAL INVESTMENTS	$19,568,044

Note:   Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.